SUPPL

07026679

RUPO MODELO, S.A.B. DE C.V.

August 23, 2007

Rule 12g3-2(b) File No. 82-34766

RECEIVED
AUG 24 2007
182

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Enclosure[s] :

Appointment of Mr. Enrique Berruga as Vicepresident for Corporate Affaris and Communications of Grupo Modelo. Press Release.

dw 9/19

Grupo Modelo, S.A.B. de C.V.

Appointment of Mr. Enrique Berruga as Vicepresident for Corporate Affaris and Communications of Grupo Modelo

Mexico City, Mexico, August 22, 2007. Grupo Modelo S.A.B. de C.V. (GMODELO), the leading company in Mexico in beer production, distribution and marketing, announces that Ambassador Enrique Berruga Filloy has been appointed Vicepresident for Corporate Affairs and Communications as of September 1st., replacing Mr. Jorge Siegrist who will return to private law practice.

Ambassador Berruga comes to Grupo Modelo after having left his post as Permanent Representative of Mexico to the United Nations, which he held since 2003. Mr. Berruga has a Bachelor of Arts degree from El Colegio de México in Foreign Relations and has held other relevant posts, including Mexican Ambassador to Costa Rica, under secretary for Foreign Affairs and chief of staff at the Department of Foreign Affairs.

Enrique Berruga has a Masters degree in International Economy and Theory of International Politics for the Johns Hopkins University in Washington, D.C. He has also taught Mexican foreign policy, US foreign policy and theory of international politics at the Instituto Tecnológico Autónomo de México (ITAM) and has authored several studies on foreign relations and international economics and articles for several Mexican and foreign publications.

Ambassador Berruga said, "I am very pleased to join Grupo Modelo because it offers me the opportunity to collaborate with one of the most globally positioned Mexican companies. It is a new professional challenge that I face with great enthusiasm".

Jorge Siegrist stated that, "coollaborating with Grupo Modelo, and particularly with Carlos Fernández and his team, has been a great opportunity and an enormous pleasure. It has been very satisfying to share both challenges and successes with Modelo over these past few years".

Carlos Fernández, chairman of the Board and CEO at Grupo Modelo said that, "first I would like to thank Jorge Siegrist for the years he gave to the company, for his enthusiasm and commitment. I am certain that this new phase will continue to bring him much success", and added, "I also wish to welcome ambassador Enrique Berruga as a member of our leadership team. We are certain his vast professional experience will contribute to accomplishing the goals of Grupo Modelo".

Grupo Modelo, founded in 1925, i the leader in Mexico in the production, distribution and marketing of beer, with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacifico and Negra Modelo. It exports five brands and is present in more than 150 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Contact:

Investor Relations
Eduardo Zamarripa (5255) 2266-0000 x.4708 Fax: (5255) 2266-0000 x.4926
ir@gmodelo.com.mx

Media
Jennifer Shelley (5255) 2266-0000 x.6321 Fax:(5255) 2266-0000 x.6485
comunica@gmodelo.com.mx

www.gmodelo.com

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